SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number 333-58295

MAINSOURCE FINANCIAL GROUP, INC. 401 (K) AND EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of the plan)

MAINSOURCE FINANCIAL GROUP, INC.

(Name of issuer of the securities held pursuant to the plan)

2105 North State Road 3 Bypass
Greensburg, Indiana 47240
(Address of principal executive office)

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK

OWNERSHIP PLAN

FINANCIAL STATEMENTS

December 31, 2011 and 2010

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Greensburg, Indiana

FINANCIAL STATEMENTS

December 31, 2011 and 2010

Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

MainSource Financial Group, Inc. 401(k)

and Employee Stock Ownership Plan

Greensburg, Indiana

We have audited the accompanying statements of net assets available for benefits of the MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

Crowe Horwath LLP

Indianapolis, Indiana
June 19, 2012

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
ASSETS

Investments, at fair value (Notes 3 and 4)	$31,472,933	$34,079,911
Employer contribution receivable	834,504	716,036
Notes receivable from participants	105,229	137,954

Total assets and net assets, reflecting all investments at fair value	32,412,666	34,933,901

Adjustments from fair value to contract value for fully benefit-responsive contracts	(87,714)	(157,722)

NET ASSETS AVAILABLE FOR BENEFITS	$32,324,952	$34,776,179

See accompanying notes to financial statements.

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2011

Investment income
Net depreciation in fair value of investments (Note 3)	$(2,226,913)
Interest and dividends	652,381
Total investment income	(1,574,532)

Contributions
Employer	2,178,502
Participants	2,190,174
Rollovers	71,016
4,439,692

Benefits paid to participants	5,167,552
Plan expenses	148,835
Total deductions	5,316,387

Net decrease	(2,451,227)

Net assets available for benefits
Beginning of year	34,776,179

End of year	$32,324,952

See accompanying notes to financial statements.

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN

The following description of MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan covering all employees of the MainSource Financial Group, MainSource Bank, MainSource Insurance Group, Inc., and Insurance Services Marketing, LLC (ISM) (collectively, “the Company”) who are age 18 or older.  ISM is an insurance brokerage agency that sells insurance products to customers and non-customers of the Company.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Each year, participants may contribute up to 60% of their pretax eligible compensation to the Plan.  Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.  Effective January 1, 2010, new participants are automatically enrolled to defer 3% of eligible compensation subject to the same provisions previously mentioned.  The contributions are invested in a Life Cycle Fund that corresponds to the participant’s estimated time of retirement, unless the participant changes the allocation.  The Company may, at the discretion of the Board of Directors, make a matching contribution to the Plan to participants who have provided at least one year of service.  For 2011, the Company matched the employee contributions at a rate of 80% up to 8% of the participant’s compensation.  The Company may also, at the discretion of the Board of Directors, make an additional employer contribution to the Plan to participants with at least one year of service who are employed on the last day of the Plan year.  An additional contribution of 3.0% of eligible participants’ compensation was authorized for 2011.  The amount of this contribution was $834,504 and this payment was made in March 2012.  All contributions are subject to certain limitations.

Participant Accounts:  Each participant’s account is credited with the participant’s own contribution and their share of the Company’s contributions and is charged with their withdrawals and an allocation of administrative expenses.  The allocation of the Company’s matching contribution is based on participant deferrals and compensation.  The allocation of any additional discretionary Company contribution is based on compensation.  Allocation of earnings is based on participants’ account balances.  The benefit to which a participant is entitled is that provided from the participant’s vested account.

(Continued)

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting:  Participants are immediately vested in their own contributions and rollovers plus earnings thereon.  All employer contributions in the Plan as of April 30, 1998 are fully vested as of that date.  Participants who have balances transferred from the PTC Employees’ Retirement Plan are 100% vested in those amounts.  Participants who have balances transferred from one of the acquired affiliates in 2006 (MainSource Bank - Crawfordsville, MainSource Bank - Hobart, and MainSource Bank - Ohio) are vested the same percentage in the MainSource Plan as they were in their former plan.  For amounts contributed after April 30, 1998, vesting in the Company’s matching contribution and additional employer contribution portion of their accounts plus earnings thereon is based on years of service, as defined in the Plan, based on the following schedule:

Years of Service	Vesting Percentage

1	0
2	20
3	40
4	60
5	80
6	100

A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Forfeitures:  Forfeited balances of terminated participants’ nonvested accounts may be used to offset future employer matching contributions or administrative expenses of the Plan.  At December 31, 2011 and 2010, forfeited accounts totaled $26,443 and $34,105, respectively.  During 2011, $77,161 of the forfeiture account was used to offset administrative expenses.

Payment of Benefits:  Upon termination of service, a participant may elect to receive an amount equal to the value of his or her vested interest in their account in the form of a lump sum or installment payments.  Balances are generally paid as a single lump-sum distribution.

(Continued)

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants:  Participants may borrow from the Plan.  The amount that can be borrowed is a maximum generally equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms generally range from 1 to 5 years; however, they may be as long as 30 years for the purchase of a primary residence.  The loans are secured by the vested balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the plan administrator.  Principal and interest payments are made through payroll deductions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting based on U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts:  While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in a fully benefit-responsive contract through its investment in a stable value fund.

(Continued)

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from those estimates.

Risks and Uncertainties:  The Plan provides for various investment options.  The underlying investment securities are exposed to various risks such as interest rate, market, liquidity and credit risk.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Notes Receivable from Participants:  Notes receivable from participants are reported at their unpaid principal balance plus any accrued, but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits:  Benefits are recorded when paid.

Concentration of Credit Risk:  At December 31, 2011 and 2010, approximately 22% and 27%, respectively, of the Plan’s assets were invested in MainSource Financial Group, Inc. common stock.  This stock has full voting rights.

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 3 - INVESTMENTS

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets available for benefits.

	December 31,
	2011	2010

Federated Investors, Inc. Total Return Bond Fund	$3,484,617	$3,413,196
Prudential Jennison Mid-Cap Growth Z Fund	2,624,471	2,746,523
MainSource Financial Group, Inc. common stock (791,332 shares and 909,173 shares, respectively)	6,987,461	9,464,491
Federated Investors, Inc. Capital Preservation Fund (contract value $4,035,433 and $4,607,776, respectively)	4,123,147	4,765,498
Vanguard Total Stock Market Index	5,766,523	5,897,568

During 2011, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $2,226,913 as follows:

Net Depreciation
December 31, 2011

MainSource Financial Group common stock	$(1,517,787)
Mutual Funds	(709,126)

$(2,226,913)

NOTE 4 — FAIR VALUE MEASUREMENTS

Fair Value:  Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

(Continued)

NOTE 4 — FAIR VALUE MEASUREMENTS (Continued)

Company common stock:  The fair value of MainSource Financial Group, Inc. common stock is determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

Stable value fund:  The fair value of participation units in the Federated Capital Preservation Fund, a stable value collective trust, is based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs).  The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors.  The fund provides for daily redemptions by the Plan at reported net asset value per share, with no advance notification requirement for the purpose of funding a bona fide benefit payment, making a Participant loan, honoring an employee-directed transfer of the employee’s interest in the plan to another investment election, or paying trust fees.  Withdrawals from the Fund for any other purpose generally require 12 months advance written notice.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 4 — FAIR VALUE MEASUREMENTS (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2011 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments:
Company common stock	$6,987,461	$—	$—
Mutual funds:
Large cap	6,774,085	—	—
Mid cap	3,986,683	—	—
Small cap	1,353,632	—	—
International funds	2,052,035	—	—
Fixed income/bond funds	3,484,617	—	—
Target retirement funds		—	—
Years 2015 and 2025	1,559,929	—	—
Years 2035 and 2045	1,151,344	—	—
Stable value fund	—	4,123,147	—

There were no significant transfers between Level 1 and Level 2 during 2011.

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments:
Company common stock	$9,464,491	$—	$—
Mutual funds:
Large cap	6,782,447	—	—
Mid cap	4,053,139	—	—
Small cap	1,229,103	—	—
International funds	2,309,603	—	—
Fixed income/bond funds	3,413,196	—	—
Target retirement funds		—	—
Years 2015 and 2025	1,267,534	—	—
Years 2035 and 2045	794,900	—	—
Stable value fund	—	4,765,498	—

There were no significant transfers between Level 1 and Level 2 during 2010.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, subject to the provisions of ERISA and its related regulations.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor’s regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain professional fees related to the administration of the Plan were paid by the Company.  Fees paid by the Plan in 2011 to Crowe Horwath LLP, the auditors, of $9,500 qualify as party-in-interest transactions.

The Plan’s investments in MainSource Financial Group, Inc. common stock at December 31, 2011 and 2010 qualify as party in interest investments.  Fees paid by the Plan in 2011 to Swerdlin & Company, the recordkeeper, of $103,192 qualify as party-in-interest transactions.  Fees paid by the Plan in 2011 to First Bankers Trust Services, the trustee, of $35,101 qualify as party-in-interest transactions.  Finally, fees paid by the Plan in 2011 to TD Ameritrade, the custodian, of $1,042 qualify as party-in-interest transactions.

The Plan received dividend income from investments in MainSource Financial Group, Inc. common stock.  These dividends qualify as party in interest transactions.  The total dividends received from the MainSource Financial Group, Inc. common stock in 2011 was $33,053.

Notes receivable from participants also reflect party-in-interest transactions.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated November 29, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Plan has been amended and restated since receiving the determination letter, although the Plan has applied for a determination letter for the amended and restated plan.  However, the plan administrator believes that the Plan is designed and continues to be operated in compliance with applicable provisions of the IRC.  Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 to the Form 5500:

2011

Net assets available for benefits per the financial statements	$32,324,952
Deficiency of contract value over estimated fair value of investment in stable value fund	87,714

Net assets per the Form 5500	$32,412,666

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2011, per the financial statements to the net loss reported in the 2011 Form 5500:

Decrease in net assets available for benefits per the financial statements	$(2,451,227)
Change in excess of estimated fair value over Contract value of investment in stable value fund	87,714

Net loss per the Form 5500	$(2,363,513)

SUPPLEMENTAL INFORMATION

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

Name of Plan Sponsor:  MainSource Financial Group, Inc.

Employer Identification Number:  35-1562245

Three-Digit Plan Number:  001

		(c)
		Description of
	(b)	Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value

		Mutual Funds
	Buffalo Funds	Buffalo Small Cap	**	$883,289
	Federated Investors, Inc.	Total Return Bond Fund	**	3,484,617
	Federated Investors, Inc.	Mid Cap Index Fund	**	1,362,212
	Lazard Funds	Emerging Markets Equity Instl	**	796,129
	Prudential Funds	Jennison Mid-Cap Growth Z	**	2,624,471
	T. Rowe Price	Small-Cap Value Fund	**	470,343
	American Funds	Europacific Growth R5	**	1,255,906
	RidgeWorth	Large Cap Value Equity I	**	1,007,562
	Vanguard Funds	Target Retirement 2015	**	672,415
	Vanguard Funds	Target Retirement 2025	**	887,514
	Vanguard Funds	Target Retirement 2035	**	1,010,640
	Vanguard Funds	Target Retirement 2045	**	140,704
	Vanguard Funds	Total Stock Market Index	**	5,766,523

		Common/Collective Trust
	Federated Investors, Inc.	Capital Preservation Fund	**	4,123,147

		Common Stock
*	MainSource Financial Group, Inc.	Common stock	**	6,987,461

		Participant Loans
*	Participant Loans	Bearing interest at rates ranging from 4.25% to 9.25%	**	105,229
				$31,578,162

*                 Denotes party in interest

**          Participant-directed investments, cost basis not presented

MAINSOURCE FINANCIAL GROUP, INC. 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 11-K

December 31, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this report to be signed on their behalf by the undersign, there unto duly authorized.

MAINSOURCE FINANCIAL GROUP,
INC. 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 19, 2012	/s/ James M. Anderson
James M. Anderson
Senior Vice President & Chief Financial Officer
MainSource Financial Group, Inc.

EXHIBIT INDEX

23.1  Consent of Independent Auditors